FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2016
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Total Voting Rights dated 29 July 2016
Exhibit No. 2	Director/PDMR Shareholding dated 08 August 2016
Exhibit No. 3	Publication of Suppl.Prospcts dated 19 August 2016
Exhibit No. 4	Director/PDMR Shareholding dated 23 August 2016

Exhibit No. 1

The Royal Bank of Scotland Group plc
Total Voting Rights and Capital changes - Conformity with the Disclosure and Transparency Rules

In conformity with the Disclosure and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 29 July 2016:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			29 July 2016
Ordinary shares of £1	11,755,496,040		47,021,984,160
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Total:	11,756,396,040		47,025,584,160

of which none are held in Treasury.

Shareholders may use the above figures for their calculations to determine whether they are required to notify their interest in, or a change to their interest in the Company under the FCA's Disclosure and Transparency Rules.

Exhibit No. 2

Notification of transactions by persons discharging managerial responsibilities ("PDMR")

The Royal Bank of Scotland Group plc (the "Company") announces that it was notified on 8 August 2016 that Baroness Noakes DBE, Non-executive Director of the Company and Person Discharging Managerial Responsibilities and Colin Barry Noakes, a person closely associated with her, jointly purchased 20,000 ordinary shares of £1 in the Company ("Shares") on that date. The purchase price per share was £1.803.

Further details are provided below in accordance with Article 19.3 of the Markets Abuse Regulation.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Baroness Noakes DBE/Colin Barry Noakes
2	Reason for the notification
a)	Position/status	Non-executive Director/Person Closely Associated with a PDMR of the Company
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	The Royal Bank of Scotland Group plc
b)	LEI	2138005O9XJIJN4JPN90
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument. Identification code	Ordinary shares of £1.00 each ISIN: GB00B7T77214
b)	Nature of the transaction	Acquisition of Shares by Non-executive Director/ Person Closely Associated with a PDMR of the Company
c)	Price(s) and volume(s)	Price(s)	Volumes(s)
		1.803	20,000
d)	Aggregated information	Not applicable
e)	Date of the transaction	2016-08-08
f)	Place of the transaction	London Stock Exchange, Main Market (XLON)

For further information contact:-
RBS Media Relations - +44(0)131 523 4205
Person responsible for making notification:-
Jan Cargill, Deputy Secretary

Exhibit No. 3

Publication of Supplementary Prospectus
The following supplementary prospectus has been approved by the UK Listing Authority and is available for viewing:
Supplementary Prospectus to The Royal Bank of Scotland Group plc and The Royal Bank of Scotland plc £90,000,000,000 Euro Medium Term Note Programme dated 19 August 2016.
To view the full document, please paste the following URL into the address bar of your browser:
http://www.rns-pdf.londonstockexchange.com/rns/7017H_-2016-8-19.pdf
A copy of the above Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at:
www.Hemscott.com/nsm.do.

For further information, please contact:
RBS Investor Relations
Matthew Richardson
Head of Fixed Income Investor Relations

TEL: +44 20 7678 1800
DISCLAIMER - INTENDED ADDRESSEES
Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.
Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 4

Notification of transactions by persons discharging managerial responsibilities ("PDMR")

The Royal Bank of Scotland Group plc (the "Company") announces that it was notified on 22 August 2016 that Elaine Arden, a PDMR of the Company, sold 33,498 ordinary shares of £1 ("Shares") in the Company on that date. The sale price per share achieved was £1.88.

Further details are provided below in accordance with Article 19.3 of the Markets Abuse Regulation.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Elaine Arden
2	Reason for the notification
a)	Position/status	Chief HR Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	The Royal Bank of Scotland Group plc
b)	LEI	2138005O9XJIJN4JPN90
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument. Identification code	Ordinary shares of £1.00 each ISIN: GB00B7T77214
b)	Nature of the transaction	Sale of Shares by a PDMR of the Company
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP1.88	33,498
d)	Aggregated information	Not applicable
e)	Date of the transaction	2016-08-22
f)	Place of the transaction	London Stock Exchange, Main Market (XLON)

For further information contact:-
RBS Media Relations - +44(0)131 523 4205
Person responsible for making notification:-
Aileen Taylor, Company Secretary

Date: 31 August 2016

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary